SCHEDULE 13D

            Under the Securities Exchange Act of l934

                       (Amendment No. 25  )*
One Liberty Properties, Inc.
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                  (Name of Issuer)
Common Stock, par value $1.00 per share
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                  (Title of Class of Securities)
682406-10-3
---------------------------------------------------------------
Fredric H. Gould          (CUSIP Number)

60 Cutter Mill Road, Great Neck, New York  11021
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          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        -------------------


     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-l(b)(3) or (4), check the following box / /.

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-l(a) for other parties to whom copies are to be sent.






                  (Continued on following pages)






                             Page l of 12 Pages

                       Page 2 of 12 Pages

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l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Gould Investors L.P. - 11-276-3164
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2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) x
                                                   (b)
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS*

WC
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
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                    7.   SOLE VOTING POWER -      392,981*
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 392,981*
 EACH               _____________________________________________
 REPORTING         10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -  392,981*

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12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

                            Page 3 of 12 Pages
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     24.95%
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14.  TYPE OF
REPORTING PERSON*
PN
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     * The  additional  shares  owned  by Gould  Investors  L.P.  were  acquired pursuant to Issuer's Dividend Reinvestment Plan.

                              Page 4 of 12 Pages
--------------------------------------------------------------
l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Fredric H. Gould - ###-##-####
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2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) x
                                                   (b)
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS*

PF
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

United States
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                    7.   SOLE VOTING POWER -         141,307
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -        499,538
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER -     141,307
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER     499,538
 PERSON WITH        _____________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 640,845 (includes 392,981 shares owned by Gould Investors L.P.)
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12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    40.69%
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14.  TYPE OF
REPORTING PERSON*
IN

                           Page 5 of 12 Pages

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l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marshall Rose -  ###-##-####
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2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) x
                                                   (b)
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS*

PF
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

United States
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                    7.   SOLE VOTING POWER -           10,298
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -        109,453
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER        10,298
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER     109,453
 PERSON WITH        _____________________________________________
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 119,751.
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12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.60%
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14.  TYPE OF
REPORTING PERSON*
IN

                           Page 6 of 12 Pages
--------------------------------------------------------------
l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Matthew Gould -  ###-##-####
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2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) x
                                                   (b)
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

PF
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

United States
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                    7.   SOLE VOTING POWER -         60,045
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -      392,981

 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER -    60,045
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER - 392,981
 PERSON WITH        _____________________________________________
---
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 453,026 (includes 392,981 shares owned by Gould Investors L.P.)
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12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      28.76%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
IN

                        Page 7 of 12 Pages
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l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Jeffrey Gould - ###-##-####
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2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) x
                                                   (b)
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3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

United States
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                    7.   SOLE VOTING POWER -        49,099
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -           0
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER -    49,099
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -       0
 PERSON WITH        _____________________________________________
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -  49,099

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12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       3.11%
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14.  TYPE OF
REPORTING PERSON IN*

                             Page 8 of 12 Pages

This statement further amends and supplements the Schedule 13D as originally filed with the Securities and Exchange Commission by Gould Investors L.P. (the "Partnership") relating to common stock, par value $1.00 per share ("Common Stock") of One Liberty Properties, Inc., a Maryland corporation (the "Company")and joined in by Fredric H. Gould, Marshall Rose, Matthew Gould and Jeffrey Gould. Fredric H. Gould is a general partner of the Partnership. Marshall Rose withdrew as a general partner of the Partnership effective November 30, 1997. Matthew Gould and Jeffrey Gould are Fredric H. Gould's sons. Except as amended by this Amendment the Schedule 13D, as previously amended, remains in effect.

Item 2.   Identity and Background

(a) This schedule is filed by Gould Investors L.P. a Delaware limited partnership (the "Partnership"), by Fredric H. Gould ("Gould"), by Matthew Gould and Jeffrey Gould, Gould's sons, and by Marshall Rose ("Rose"). The general partners of the Partnership are Gould and Georgetown Partners, Inc., a Delaware corporation ("Georgetown"). Matthew Gould is President of Georgetown and Jeffrey Gould is a Vice President of Georgetown. Effective, November 30, 1997, Rose withdrew as a general partner of the Partnership and he no longer is an executive officer of Georgetown. Therefore, he no longer has shared voting or dispositive power with respect to shares of the Issuer owned by the Partnership.

(b) The address of the principal executive offices of the Partnership and the business address of Gould, Georgetown and Messrs. Matthew Gould and Jeffrey Gould is 60 Cutter Mill Road, Suite 303, Great Neck, New York 11021. The business address of Rose is 667 Madison Avenue, New York, New York 10021.

(c) The Partnership is engaged in the real estate business principally the ownership of income producing properties. The Partnership also invests in equity securities of other entities.

Gould is a real estate executive and investor. He is Chairman of the Board of BRT Realty Trust, a real estate investment trust ("BRT"), Chairman of the Board of the Company, and a general partner of the Partnership and sole shareholder, sole director and Chairman of the Board of Georgetown. All of these entities maintain an address at Suite 303, 60 Cutter Mill Road, Great Neck, New York 11021.

Rose is a real estate executive and investor. He withdrew as a general partner of the Partnership effective November 30, 1997 and is no longer an executive officer of Georgetown. Rose is President of Georgetown Equities, Inc. a real estate and financial services company. Rose is a Trustee of BRT and a director of the Company.

                                Page 9 of 12 Pages

Matthew Gould is President and Chief Executive Officer of the Company, President of Georgetown, a Vice President of BRT and Vice President of REIT Management Corp., adviser to BRT.

Jeffrey Gould is President and Chief Operating Officer of BRT, a Vice President of the Company and a Vice President of Georgetown.

Item 3.   Source and Amount of Funds or
          Other Consideration

As  reported  in  Amendment  No.  24 to  Schedule  13D,  on June  12,  1997  the
Partnership distributed to the partners of the Partnership an aggregate of 201,855 shares of Common Stock of the Company. After such distribution and after purchasing additional shares through the Company's dividend reinvestment plan, the Partnership owns as of this date 392,981 shares of Common Stock constituting approximately 24.95% of the Common Stock outstanding.

Item 5.   Interest in Securities
          of the Issuer

Amendment No. 24 to Schedule 13D (the last amendment filed by the Partnership and Gould) reflects that the Partnership owned 367,283 shares of Common Stock of the Company, constituting approximately 24.4% of the shares of Common Stock outstanding. After purchasing additional shares through the Company's dividend reinvestment plan the Partnership owns 392,981 shares or approximately 24.95% of the 1,574,894 shares of Common Stock outstanding.

The Partnership has sole voting and dispositive power with respect to the 392,981 shares of Common Stock it beneficially owns. Gould as a General Partner of the Partnership and Matthew Gould as President of Georgetown, may share in the voting and dispositive power with respect to the shares owned by the Partnership.

                         Page 10 of 12 Pages

Gould owns 141,307 shares of Common Stock of the Company, representing 8.97% of the outstanding Common Stock. Gould has sole voting and dispositive power with respect to these shares. He received 2,416 shares on December 17, 1997 in connection with the liquidation and dissolution of a partnership in which he was a partner. In addition Gould has shared voting and shared dispositive power with respect to 499,538 shares (including the 392,981 shares owned by the Partnership) representing 31.71% of the outstanding shares of Common Stock of the Company. In addition to Common Stock, Gould owns 7,500 shares of Preferred Stock. Gould's wife owns 30,862 shares of Common Stock and 2,800 shares of Preferred Stock. Gould disclaims beneficial interest in the shares owned by his wife, as well as in 22,863 shares owned by him as a co-trustee for the benefit of others.

Rose owns 8,630 shares of Common Stock, representing less than 1% of the outstanding Common Stock. Of the 8,630 shares owned by him; 3,221 shares were transferred to him on December 17, 1997 by a partnership in which he is a partner, as a result of that entity's liquidation. He has sole voting and dispositive power with respect to these shares. On November 7, 1997, Rose gifted 18,860 shares of Common Stock to the Jill and Marshall Rose Foundation and on December 2, 1997, a partnership in which Mr. Rose is general partner gifted 37,351 shares of common stock to said Foundation. Rose also has sole voting and dispositive power over 1,668 shares of Common Stock held by him as custodian and trustee, as to which shares he disclaims any beneficial interest. In addition, Rose has shared voting and dispositive power with respect to 109,453 shares of Common Stock representing 7.01% of the outstanding shares of Common Stock. 62,211 shares over which Rose has shared voting and dispositive power is owned by the Foundation, as to which shares Rose disclaims any beneficial interest. Rose withdrew as a general partner of the Partnership as of November 30, 1997 and as of that date he no longer was an officer of the managing general partner of the Partnership. Therefore, he no longer shares voting or dispositive power over the shares owned by the Partnership or the managing general partner of the Partnership.

Matthew Gould owns 56,447 shares of Common Stock of the Company, representing 3.58% of the outstanding Common Stock. In addition, Matthew Gould has sole voting and dispositive power over 3,598 shares of Common Stock held by him as custodian for his minor children, as to which shares he disclaims any beneficial interest. In addition, Matthew Gould has shared voting and dispositive power with respect to 392,981 shares of Common Stock owned by the Partnership. Matthew Gould's wife owns 1,578 shares of Common Stock, as to which Mr. Gould disclaims any beneficial interest. Matthew Gould owns 6,700 shares of Preferred Stock personally and 2,200 shares of Preferred Stock as custodian for his minor children.

                            Page 11 of 12 Pages


Jeffrey Gould own 48,578 shares of Common Stock of the Company representing 3.08% of the outstanding, Common Stock of the Company. In addition, he has sole voting and dispositive power over 521 shares of Common Stock held by him as custodian for his minor children, as to which shares he disclaims any beneficial interest. Mr. Gould's wife own 998 shares as to which shares Mr. Gould disclaims any beneficial interest. Mr. Gould owns 3000 shares of Preferred Stock.

                               Page 12 of 12 Pages


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 1998


                             GOULD INVESTORS L.P.



                            By(s) Fredric H. Gould
                            Fredric H. Gould, General Partner



                            (s) Fredric H. Gould
                            Fredric H. Gould



                            (s) Marshall Rose
                            Marshall Rose


                            (s) Matthew Gould
                            Matthew Gould



                            (s) Jeffrey Gould
                            Jeffrey Gould





J:\olp\13dno25w.p

                                Page 12 of 12 Pages


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 1998


                             GOULD INVESTORS L.P.



                          By _______________________________
                            Fredric H. Gould, General Partner



                            --------------------------------
                            Fredric H. Gould



                            --------------------------------
                            Marshall Rose



                            --------------------------------
                            Matthew Gould



                            --------------------------------
                            Jeffrey Gould